Filed by Metavante Technologies, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Company: Metavante Technologies, Inc.

Commission File No. 001-33747

This filing relates to a proposed business combination between Fidelity National Information Services, Inc. (“FIS”) and Metavante Technologies, Inc. (“Metavante”).

Forward Looking Statements

This communication contains statements related to FIS’ and Metavante’s future plans, objectives, performance, events and expectations, including statements about revenue and cost synergies and earnings accretion and, as such, constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to known and unknown events, risks, uncertainties and other factors that, individually or in the aggregate, may cause actual results, performance or achievements of FIS and Metavante to be different from those expressed or implied within this communication. The material risks and uncertainties that could cause actual results to differ materially from current expectations include, without limitation, the following: (i) effect of governmental regulations, including the possibility that there are unexpected delays in obtaining regulatory approvals; (ii) the economy; (iii) competition; (iv) the risk that the merger may fail to achieve beneficial synergies or that it may take longer than expected to do so; (v) the risk of reduction in revenue from the elimination of existing and potential customers due to consolidation in the banking, retail and financial services industries and its impact on the companies’ customer bases; (vi) failure to adapt to changes in technology or in the marketplace; (vii) the failure to obtain approval of FIS’ and Metavante’s shareholders; (viii) delays associated with integrating the companies, including employees and operations, after the transaction is completed; (ix) actions that may be taken by the competitors, customers and suppliers of FIS or Metavante that may cause the transaction to be delayed or not completed; and (x) other risks detailed from time to time in the Form 10-K and other reports and filings made by FIS and Metavante with the Securities and Exchange Commission (“SEC”) that are available on the SEC’s web site located at http://www.sec.gov, including the sections entitled “Risk Factors” in FIS’ and Metavante’s Form 10-K for the fiscal year ended December 31, 2008. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information and Where to Find It

In connection with the proposed transactions, FIS and Metavante will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a joint proxy statement of FIS and Metavante that also constitutes a prospectus of FIS. FIS and Metavante will mail the final joint proxy statement/prospectus to their respective shareholders. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about FIS, Metavante and the proposed transactions.

Investors and security holders may obtain these documents (and any other documents filed by FIS or Metavante with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by FIS may be obtained free of charge by directing such request to: Investor Relations, 601 Riverside Drive, Jacksonville, FL 32204, or from FIS’ Investor Relations page on its corporate website at www.fidelityinfoservices.com. The documents filed with the SEC by Metavante may be obtained free of charge by directing such request to: Investor Relations, 4900 West Brown Deer Road, Milwaukee, WI 53223 or from Metavante’s Investor Relations page on its corporate website at www.metavante.com.

Participants in the Solicitation

FIS, Metavante and their respective executive officers, directors and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Metavante and FIS in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the executive officers and directors of FIS and their ownership of FIS common stock is set forth in the proxy statement for FIS’ 2009 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2009. Information about the executive officers and directors of Metavante and their ownership of Metavante common stock is set forth in the proxy statement for Metavante’s 2008 Annual Meeting of Shareholders, which was filed with the SEC on April 11, 2008.

Metavante hosted a conference call to discuss its first quarter financial results on Friday, April 24, 2009, at 8:30 a.m. EDT. The following is a transcript of the conference call.

Apr. 24. 2009

8:30AM ET

PRESENTATION

Operator

Thank you for holding, and welcome to Metavante Technologies’ quarterly conference call. I need to remind everyone that today’s conference call is being recorded. Later in the call, we will open the lines for questions. (Operator Instructions). At this time, I would like to turn the call over to Kirk Larsen, Metavante Technologies’ Treasurer and Vice President of Investor Relations. Mr. Larsen, please go ahead.

Kirk Larsen—Metavante Technologies—Treasurer and VP of IR

Thank you, Mary. Good morning, and thank you all for joining us from Metavante Technologies’ first-quarter earnings release conference call. Our results were released earlier this morning and have been posted to our website at www.Metavante.com. A webcast of the audio portion of this call and all the charts that we reference during the call are available on that website. They will remain there for the next month.

With me today are Mike Hayford, President and Chief Operating Officer and Tim Oliver, Chief Financial Officer. Our agenda includes opening remarks by Mike, then Tim will review the first quarter and our outlook for 2009. We don’t intend to spend much time on this call discussing our pending transaction with FIS, but Mike will speak briefly on that topic during his remarks.

We will leave time at the end of the call to take your questions on the quarter and our 2009 outlook and ask that you self limit to two questions to allow broader participation.

As a reminder, our comments today will include statements relating to the expected future results of Metavante and are, therefore, forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from our forecasted projections due to a wide range of risks and uncertainties that are described in our earnings release and detailed in all of our SEC filings.

In addition to customary GAAP measures, our presentation also includes certain non-GAAP financial measures. All information should be read in conjunction with our SEC filings. With that, I will turn the call over to Mike.

Mike Hayford—Metavante Technologies—President and COO

Thank you, Kirk, and thanks for those of you joining us today on the phone. I’ll keep my remarks brief to make sure that we have plenty of time for Tim to walk you through the quarter.

Before I talk about adding a little color to the first quarter, I will speak briefly to the proposed combination with FIS, although there isn’t much I can add to what was said on the webcast on April 1. First of all, we continue to be very excited about bringing the two companies together. We think the combined product coverage, complementary customer bases and global reach will make each of us a stronger company than we would have been on our own. We also think the combination will provide significant benefits to our clients, our employees and, of course, our shareholders.

Since the announcement, we have talked to many clients, investors and employees. Frank Martire and myself have had the opportunity through phone calls, meetings, conferences and roundtables to interact directly with over hundreds of our clients. We have also spent time with our employees in town-hall sessions to share our excitement about the deal. We have conducted five of these sessions across the country and have been able to get in front of almost half of our employees in these sessions.

Thus far, the client feedback has been very positive. Our clients have been very supportive and excited about the benefits of the combined companies as we describe the combination. Of course, part of this excitement is as we share the fact that on both sides of FIS and Metavante, we have previously announced that none of the cores will be negatively impacted. That helped settle their concerns.

We have also committed that, as always, we will continue to communicate very actively throughout this process as soon as we have information available.

Our employees are equally supportive. As they learn more about the benefits of being part of one of the largest providers in the industry, they have become as excited about the future possibilities and opportunities as Frank and I have been throughout this process.

Regarding the status of the transaction, we are still targeting an early August close. We have made our initial HSR filing and expect to file our preliminary proxy statement sometime in early May.

Now let me move back to the quarter and just provide a little color on the first quarter. The first quarter provided another quarter where we drove year-over-year growth in both revenue and profitability. In fact, we have driven year-over-year growth in every quarter since our launch as a separate publicly traded company in November of ‘07. These results again show the strength of the Metavante business model. We have a revenue base that is highly recurring, diverse, and a leverageable cost structure that generates strong incremental margins. This performance is particularly impressive when considered in the context of a difficult, and in many regards, unprecedented, market environment. It is a credit to the remarkable efforts of our employees and the depth of our client relationships.

As we look at the remainder of 2009, we continue to be focused on providing world-class service to our clients and driving optimal financial performance. As Tim will tell you, we are reiterating our guidance for 2009.

From a client point of view, there can be no disruptions resulting from the process of closing the transaction with FIS or any of the integration activities. To limit disruptions, we are planning on using the same process we did when we separated from M&I. We will form small teams of individuals that will focus on the transaction and let the rest of our employees continue to focus on serving our clients, which will always be our most important mission. The process worked during our spinoff and we are very confident it will be successful in this transaction.

Now before I turn it over to Tim, let me just make a few points on some comments made yesterday by a partner, Temenos, in their earnings call yesterday.

As a general matter, Metavante does not comment on our relationships with vendors and partners. Unfortunately, Temenos has elected to make public a dispute regarding its performance under our agreement. We intend to work through the contractually prescribed dispute resolution process under the Temenos agreement. Metavante remains committed to our next-generation core banking development efforts. And while Temenos has suspended this development work, we continue to work on delivering our next-generation core platform to our clients.

With that, I’ll turn the call over to Tim, so that he can walk you through more detail on the first quarter of ‘09.

Tim Oliver—Metavante Technologies—Senior EVP and CFO

Thanks, Mike, and thanks to all of you who called in this morning. We are pleased you are there. We weren’t sure how many folks would show up today.

My comments today will reference the charts provided on our website. These charts summarize the data that we already provided as attachments to the earnings release and add some analytics. Since Kirk has already reviewed the cautionary language on both Safe Harbor and Reg G, I will move straight to slide 1 that is entitled, Q1 Results Summary.

Overall, our first-quarter results were both solid and consistent with our expectations and qualitative guidance that we provided in January.

Walking down the P&L, revenue in the first quarter was $427 million, an increase of 1% compared to last year’s first quarter. All of this was organic growth, and it was driven by broad-based strength in data and transaction processing that was more than sufficient to overcome a very difficult year-over-year comparison in a persistently difficult market environment for our clients. The comparison is tough not only because in 2008 we posted our highest growth of the year at 9%, but also because the headwind of revenue attrition, due to customer consolidation or insourcing, was almost 5% in this first quarter, which is the highest that we can remember and well above the average of 3% to 4% that we expect for the remainder of the year.

Segment operating income was $123 million, up 3% from Q1 of last year. Significant efforts to drive cost productivity and our usual volume leverage were together able to overcome a less advantageous revenue mix, which is code for less software license and buy-out revenue.

Corporate and other costs were $24 million, about $3 million lower than the first quarter of last year. And this decrease is a result of the similar proactive efforts to bring our overhead costs in line, given our more modest expectations for revenue growth this year.

The transaction cost line relates entirely to the costs associated with the proposed Fidelity transaction. Because these expenses will obviously continue for another quarter or so, and are hard to forecast, and were not contemplated in our original guidance, we will continue to break these out for you. These costs are not deductible for income tax purposes, so they are a dollar-for-dollar decrease to net income. The impact then to EPS in this quarter was about $0.02.

Interest expense decreased $1.6 million from last year due to lower rates on our interest-rate swaps and the prevailing rate last year. And the tax rate you will calculate is about 37%, which is consistent with our full-year expectation and 2 points lower than the rate last year. As you’ll remember, the rate last year was higher because a federal research and experimentation credit was not extended until late in the year, actually, in October. So the full-year benefit was recognized in the fourth quarter of last year, not recognized ratably over the course of the year.

And finally, our share count for the quarter was 120 million shares. The resulting math generates GAAP EPS of $0.34 a share, up 16% from last year’s first quarter and cash EPS of $0.39 a share, up 11% from last year.

Let’s move to slide 2, titled Q1 Results, Financial Solutions Group, which shows the trailing five quarters of revenue and segment operating income for the Financial Solutions operating segment.

I do want to point out to you before we jump in that those of you who keep detailed models will notice we’ve made a minor change to how we allocate costs between our two segments. That impacts the split of operating income between the two segments. The change relates to sales and marketing costs and better aligns our expenses with the benefits from those costs. We have reclassified all prior periods to reflect the change in a data book with the revised historical numbers fully posted to our website today by Kirk.

So now to FSG’s performance in the quarter, revenue at FSG increased 2% compared to the first quarter of last year on higher data processing volumes and higher sales of our eBanking suite, which were partially offset by lower sales in our relatively small lending solutions business. Segment operating income increased 10%, resulting in a margin expansion of 1.7 points. Margin expansion was driven by diligent cost discipline and volume leverage.

Slide 3, Q1 Results for the Payment Solutions Group provides the same data for our other operating segment. PSG’s revenue was flat compared to last year’s first quarter and all things considered, we’re pretty pleased with that result. As I mentioned previously, PSG had to absorb a tough comparison. This segment was impacted by a preponderance of the revenue attrition I discussed earlier, including some very seasonal call-center work that was insourced by an important customer, the considerable year-over-year decline in float revenue and a tough selling environment overall, particularly for software. All that being said, after a tough January, we saw considerable strength across most of our Payments transaction businesses with the exception only of our merchant and government businesses.

Segment operating income was flat and margins expanded by about 0.2 points. The benefit of significant cost actions taken in this and in the previous quarter was obfuscated by the period cost of those actions, a less rich revenue mix, which was due to lower license sales and buyouts.

Slide 4 titled, Free Cash Flow Walk, summarizes the drivers of our free cash flow for the first quarter of 2009, to provide some comparative data to 2008.

Looking at the cash flow summary relative to last year, there is one line item that does warrant clarification, called changes in assets and liabilities. The use of cash in the generically named changes of assets and liabilities in the first quarter of 2009 is a more normal result for this period and the result of a number of individual items generally related to timing. These include the timing of annual incentive payments and the annual profit sharing contributions to our employee retirement plans.

The first quarter of 2008 also had a number of time items that actually benefited free cash flow. The timing of payment transaction settlement activity or the effect of other people’s money, which was a $37 million source of cash in the first quarter of last year. The prepayment of profit sharing contributions in 2007 would otherwise have been made in the first quarter of 2008. And, the benefit of an overpayment of federal income taxes in 2007.

Capital expenditures for the first quarter of 2009 were down $6 million from the same quarter a year ago and we continue to expect, for the full year, CapEx to be about $150 million. The net result was free cash flow of $20 million for the first quarter, which is typical for a first quarter for us and is consistent with our full-year plans.

Slide 5, then, titled 2009 Outlook, summarizes our current outlook, which has not changed from the guidance we provided in the last earnings call. I should point out that this outlook does not take into account the impact of proposed transaction with FIS, but rather presumes business as usual as a standalone company. We continue to expect full-year organic revenue growth of about 3% to 4%. This range contemplates a persistently challenging environment and considerable uncertainty around three things—consumer payment volume transactions volumes, voluntary or forced bank consolidation and capital spending by financial institutions.

The perennial headwinds of business lost to consolidation or insourcing and price compression will be somewhat higher in 2008 and will be most pronounced in our Payments segment as we experienced in Q1. These headlines, combined with consumer transaction volume risk, caused our model to anticipate faster growth from FSG versus the PSG segment.

Even with this revenue growth that is somewhat lower than both our historical average and our longer-term goal, we expect to continue our pattern of modest margin expansion. Driving margin expansion at lower revenue growth rates requires disciplined discretionary expense control, and higher cost productivity to offset less than benefit from pure leverage.

Our typical practice of metering out incremental spending only after capturing supporting revenue will be particularly important in 2009. The result of all these inputs is expected GAAP EPS growth of 12% to 16% and cash EPS growth of 10% to 14%.

We still expect to convert all of our income to cash to generate a cash conversion ratio of 100%. And while we have a practice of not providing quarterly guidance with any specificity, I do want to provide some color on calendarization.

First, as was the case when we went through the spin transaction in 2007, the deal process will cause some noise in our reported results. As the deal progresses, the timing of some expense items or revenue events can be impacted, and this will result in lumpiness in our quarterly results, but will not impact our expectations for the full year. And importantly, we will call out all of those effects when they occur such that it makes your calculations easy.

As far as Q2 goes, we expect operational results very similar to those we just posted in Q1, with the strong Q1 seasonal revenue lift being offset by some late tax season revenue in Q2 and solid transaction volume trends that we’ve experienced over the last couple of months. And we expect profitability to improve slightly as our Q4 and Q1 cost actions convert fully and our mix improves slightly.

That concludes my prepared remarks and I’ll turn it over to Mary for the Q&A portion of the call.

QUESTION AND ANSWER

Operator

(Operator Instructions). David Koning, Robert W. Baird.

David Koning—Robert W. Baird & Company, Inc.—Analyst

Congrats on another great quarter. I guess first of all, just on guidance, does the guidance include any potential deal cost? I know you have the $2 million this quarter, but are you reaffirming guidance including a couple million of costs per quarter or something like that?

Tim Oliver—Metavante Technologies—Senior EVP and CFO

That’s a very fair question. We were certainly well within our plan this quarter being able to absorb the couple million dollars of deal cost. Knowing how many lawyers and bankers and the like are working this transaction, I can’t imagine we could absorb all those costs. So I have to reaffirm guidance in the absence of those costs. But it is fair to point out that this quarter, we were able to absorb those.

David Koning—Robert W. Baird & Company, Inc.—Analyst

Yes, that was great execution given, just being able to take it $0.02 extra.

I guess secondly, last year, revenue was pretty similar Q1, Q2, Q3. This year it will require a ramp sequentially through the year. I know Q2 will be a lot like Q1. But how do you get that sequential growth kind of past Q2 I guess when last year it seemed kind of steady throughout the first three quarters?

Tim Oliver—Metavante Technologies—Senior EVP and CFO

Yes, that’s a very fair question and we go over that a lot in our quarterly reviews and monthly reviews of the businesses. You remember that we—because of some of the timing of buyouts and other things last year, our revenue did look relatively linear and had a nice pickup in the fourth quarter, which is typical and traditional of us. The third quarter is always our toughest quarter, but actually the third was better than we would have thought last year and the fourth not quite as good because of what was going on in the market.

We are planning for a more typical seasonality for us which would have a strong first half, usually with a Q1 slightly better than Q2, but I don’t think that’s going to be the case this year. We know of some second-half buyouts that will certainly add some lift to the second half of the year if the timing stays the way we think that they will and conversions stay the way that they are currently scheduled. The third quarter will be a little bit softer.

And then the fourth quarter, we have some new work rolling on that we know of. And admittedly, if there is risk to our revenue plan that would take us to the lower end of our guided range, it would be in the fourth quarter and it would be around primarily professional services revenue in that quarter. So I do think our fourth will be better, but I do admit that we’ve got a little bit of a hill for climbers in our fourth quarter with actions against it and sufficient backlog, but—

Mike Hayford—Metavante Technologies—President and COO

And, I think, David, you have to recognize that the—it’s more normal for us to have progression throughout the year incremental quarters, and last year, we had a very strong first quarter. I think we had

9% organic growth first quarter and 6% for the full year. So first quarter last year was probably more the anomaly than the norm, so this year we’re pretty excited that we even exceeded what we did last year. But it was a very difficult comp for us to exceed and so this year we expect to have more normal quarter-to-quarter growth, incremental growth, versus last year.

David Koning—Robert W. Baird & Company, Inc.—Analyst

Okay, that’s great, and then I guess just the final question. In the Payments business you talked a little bit about some of the puts and takes. I was wondering if you could talk a little bit more about, you said something about the merchant acquiring, the government acquiring businesses. And maybe you can just talk about which of those were strong again and maybe talk a little bit about if bill pay was one of the stronger or weaker portions as well.

Tim Oliver—Metavante Technologies—Senior EVP and CFO

I will reiterate what I said and then I’ll let Mike add some color. First, I said January was tough across the portfolio. And you will probably hear that from other folks as well. In the second two months of the quarter, things got a lot better and really got a lot better in every business except merchant, which was down year over year slightly and except in government payments, particularly in our IRS business, which was down somewhat. Remember that we—the size of the ticket there matters a lot to us and that was down in there for that business had down revenue. All the others had nice growth and growth that accelerated as the quarter went on. I’ll let Mike add some color.

Mike Hayford—Metavante Technologies—President and COO

Yes, I think what Tim’s points are kind of what we’re seeing. You know, you have to keep in mind a little bit, like everybody else, we are trying to keep up with what’s going on in the market, the financial market, and also the economy. And so we have been, as we have reported both on the fourth quarter as well this quarter, the retail transaction side, which, for us, is a very small business; and merchant business is a tiny part of our Company; that has had some negative impacts. The other thing that has negative impacts is our closed loop debit card which, again, is tied to small-business retail sales.

And then as Tim pointed out, our government business, payments to the IRS, are based on ticket size, and tax receipts are lower this year. So those are the three businesses that were impacted the first quarter.

We were pleasantly surprised on the debit side, and I think we have said this every single year. Debit tends to be a little more resistant to ups and downs in the economy. People are using debit to buy necessities and groceries as opposed to credit, which they might be buying more luxury goods or other items. So while merchants impacted by both debit and credit, debit issuing, which is the largest part of our payment business, has continued to be pretty strong. So we were pleasantly surprised first quarter on debit transaction volume. So all in all we were very pleased with how the payments side held up.

Tim Oliver—Metavante Technologies—Senior EVP and CFO

Dave, just to give a little context, if you think about what that segment was facing coming out of this quarter with the toughest quarter from a losses due to consolidation that we’ve faced in a very long time and the loss of considerable float revenue, and a very difficult environment in which to sell software, particularly, in the image business, those transaction businesses had to really do well to get us back to where we are.

David Koning—Robert W. Baird & Company, Inc.—Analyst

Yes, great job. Thanks a lot.

Operator

Brett Huff, Stephens.

Brett Huff—Stephens, Inc.—Analyst

Good morning, guys, and congrats on a nice quarter. Can you talk a little bit about—can you just go through again, I want to make sure I understand the attrition that happened in the Payments business? Can you just detail that again to make sure that I understand the magnitude of it?

Tim Oliver—Metavante Technologies—Senior EVP and CFO

We don’t ever break out all of the impact, but for the year, we had about $50 million of losses due to consolidation, just consolidation, so acquisitions or forced mergers of our customers. And then we also had another $10 million that had to do with some call-center activity in Q1 of last year for one of our big tax season customers, who took—who needed us to help them with higher than expected volumes last year and we jumped in. But they fully intended to take that work in-house and they had done so. That was worth about $10 million of impact in Q1 alone.

And then you take the other $50 million spread across the year, most of which this year falls on PSG and divide that by 4, you can get a sense of how big an impact it was.

Brett Huff—Stephens, Inc.—Analyst

Okay.

Tim Oliver—Metavante Technologies—Senior EVP and CFO

And $10 million plus there, more than their fair share of the $50 million for the full year.

Brett Huff—Stephens, Inc.—Analyst

And you said that in terms of how to spread that $50 million, is it that a lot—it’s relatively pro rata except it’s probably a little heavier in 1Q? Is that—?

Tim Oliver—Metavante Technologies—Senior EVP and CFO

I would say that it’s very linear on the $50 million with the exception being that $10 million that was all in Q1. So that’s the $10 million was in Q1 and the remaining $50 million spread evenly.

Brett Huff—Stephens, Inc.—Analyst

Okay. That’s what I needed. Can you talk a little bit more about the debit issuing strength and give us some thought as to why, I mean maybe beyond the fact that there is a secular trend or a cyclical trend anyway, people seem to be using debit more out of caution. What else underlying—and you’ve been working hard on that business for a while. Are there other more systemic things that you have done, different sales mechanisms, more cross-selling? Can you point to something that is more operational that is also worth talking about on that?

Mike Hayford—Metavante Technologies—President and COO

We have talked in the past, Brett, about the whole Payments side. So again, debit, which we have made much more investment in and are much larger than either merchant or credit. And outside the secular trends where we were reading and watching like everybody else the economy and consumer behavior and the number of transactions, which I think all of us were a little bit nervous entering the year, that has held up very well on the debit side and the debit transaction.

But our business continues—we continue to bring in new named accounts. We continue to have very strong success cross-selling our debit products like the NYCE Network. We’ve had some success—we ventured over to the UK with Nomad and we’ve had some success over there growing that business. So across the board we are continuing to bring on new accounts. We are continuing to cross sell. And then again, the transaction volumes have held up on the debit side of the business very well for us.

Brett Huff—Stephens, Inc.—Analyst

On the NYCE Network, any discussion on pricing there? I know that sometimes is a tough business on pricing. Can you give us any sort of thoughts on the trends there?

Mike Hayford—Metavante Technologies—President and COO

I would say all of our businesses are on pricing—on any given deal we have to compete not only capability and delivery, but also on pricing. So NYCE—I think in general, we saw a lot of competition a couple years ago in Visa, MasterCard, we’re preparing for their spin, and I think that was pretty intense as they were trying to build up their books of business. I don’t know that the pricing competition has gotten any worse in ‘08, and I don’t think we see it getting any worse in ‘09. But we know we have to go out and compete.

We think the way we go out and compete, consolidated or attached to core or consolidated and attached to a broader suite of payment products allows us to differentiate and be able to get deals done and also get deals done with some margin in them.

Brett Huff—Stephens, Inc.—Analyst

And when—last question on the NYCE Network. But how—what is the penetration that you have on the NYCE Network in some of the larger banks? I know this is one of those solutions that does sell up probably into the top 20 or whatever a little bit better. Is that right?

Mike Hayford—Metavante Technologies—President and COO

Well, so when we did the acquisition back in ‘04, NYCE was primarily Northeast, so it’s Northeast centric. And it had, as part of the ownership group, it still had five of the very large banks that had an ownership stake. And then so those five banks were very large customers in terms of the revenue stream. And so from ‘04 to today, we’ve taken that network and we’ve made it national, so, and even in some cases we have done some partnerships where it goes international. But it’s expanded to the Southeast, to the Midwest, out to the West Coast, out to customers we have across the country.

And then we have diversified that revenue stream. So now when we talked about the revenue stream, we don’t talk about five banks constitute a big portion of the revenue. It’s very diversified, and it’s spread throughout our customer base. So I would look at it rather in terms of we’ve had a very, very solid success, cross-selling into our customer base, both of the ABS core as well as the Bankway core. And it still does very well competing in some of the big banks. But we don’t really look at it and say top 25 banks. It doesn’t have a heavy concentration in any single bank.

Brett Huff—Stephens, Inc.—Analyst

Okay, thank you.

Operator

Tien-tsin Huang, J.P. Morgan.

Tien-tsin Huang—JPMorgan Chase & Co.—Analyst

Thanks. Good morning. It’s Tien-tsin. Just a couple questions on the—first on the expenses, the nominal expenses were—it looks like it was actually down this quarter on year-over-year basis. We’ve been—it’s been actually trending up all of throughout 2008. So the incremental margins, like you said, north of 100—well north of 100%. So anything unusual here? Is this sort of a good trend or a baseline to consider? Are there some unusual factors that were baked into that Q1 expense line, ex the transaction costs?

Tim Oliver—Metavante Technologies—Senior EVP and CFO

There’s nothing extraordinary, and, in fact, we still had some of the costs associated with the restructuring actions we took in the quarter. So you should see better pull-through as the year goes on. For the most part, the actions that we would take as an independent company are behind us, and they’re done. So no, of course, incremental margins on very little revenue growth can be a little bit misleading.

I would say more, we scrambled back to a respectable revenue performance in the quarter and acted appropriately in the cost actions in an environment with tough, tough growth dynamics.

Tien-tsin Huang—JPMorgan Chase & Co.—Analyst

Yes. I’m still looking at the incremental because you did note higher or weaker high-margin software sales and fewer term fees as well, so—

Tim Oliver—Metavante Technologies—Senior EVP and CFO

Believe me, I’m very, very pleased with how (multiple speakers)

Tien-tsin Huang—JPMorgan Chase & Co.—Analyst

Commendable.

Tim Oliver—Metavante Technologies—Senior EVP and CFO

Yes, the business performed exceptionally well from a cost perspective. We took actions in Q4. We took further actions in Q1. We stand ready to take actions again if we need to. And we have what we call our plan B on the shelf if it becomes necessary. But we’ve done everything we think we need to do to insulate the income number against a tough revenue environment.

Tien-tsin Huang—JPMorgan Chase & Co.—Analyst

Good. Well-done. Just two more quick ones. On the debit side, know a lot of questions about NYCE. Just want to be clear. Are those organic sort of trends that you’re talking about, the stabilization to slight improvements over the last couple of months? Or does that include new wins on the NYCE Network?

Mike Hayford—Metavante Technologies—President and COO

Organic in the sense of—

Tien-tsin Huang—JPMorgan Chase & Co.—Analyst

Same-store, sorry, same-store growth.

Mike Hayford—Metavante Technologies—President and COO

No, it’s both. It’s same-store growth and it’s new wins. Not just on the NYCE Network. And again, NYCE, not only going out and winning in the marketplace but also continuing to have a lot of cross sales within our existing customer base.

On the Payments side and the debit side, it’s not just NYCE. It’s also the issuing side, it’s also the prepaid side, so it’s across the board same-store sales growth. Again, the transactions growth held up pretty well there, and also new accounts.

Tien-tsin Huang—JPMorgan Chase & Co.—Analyst

Great; glad to hear. Then the last one just on free cash flow, Tim, just, I know you gave some detail there, noted that deferred revenues were down, that drove some of the delta. Are we still expecting free cash flow to be at a premium to net income for the year?

Tim Oliver—Metavante Technologies—Senior EVP and CFO

You know, we always — first, the thing you speak of, with beginning deferred revenue, has everything to do with the way our revenue flows across here, the mix of revenue. And Kirk can walk you through why that is.

The answer is yes to your question. For several years in a row now, we have delivered free cash flow that’s above our net income number. Our guidance remains we’ll deliver free cash flow equal to net income, but we do — one has to admit that we probably ought to do a little better than that.

Tien-tsin Huang—JPMorgan Chase & Co.—Analyst

Great, well done. Thank you.

Operator

John Kraft, D.A. Davidson.

John Kraft—D.A. Davidson—Analyst

Good morning. Just a couple of follow-up product questions. In light of the FIS partnership with Yodlee for expedited payments, could you talk about your efforts there, and what potentially you might be doing with Yodlee at some point?

Mike Hayford—Metavante Technologies—President and COO

I will speak to expedited payments. We’ve had expedited payments in the market I think for about three years now. It’s a product that fits a certain need and it does great. And I would say on the bill pay side, we have a very strong customer base, both in terms of numbers and in terms of revenue. So I know we’ve been out selling the expedited payment business. I don’t—I just can’t speak to the Yodlee transaction with FIS.

We’ve worked with Yodlee on some things in the past. I don’t—expedited payments quite frankly is something that we’ve actually built out on our platform.

John Kraft—D.A. Davidson—Analyst

And that’s all internal, right?

Mike Hayford—Metavante Technologies—President and COO

Yes.

John Kraft—D.A. Davidson—Analyst

And I know you don’t do a ton of the walk-up bill pay, but are you seeing any specific weakness in that area?

Mike Hayford—Metavante Technologies—President and COO

We don’t do any walk-up bill pay.

John Kraft—D.A. Davidson—Analyst

Okay. And then Tim, you mentioned in the lending business, I know it’s small there too, but you said some interesting things. I guess I was just wondering if you could clarify kind of what you are doing and what you are seeing there?

Tim Oliver—Metavante Technologies—Senior EVP and CFO

Yes, the business, we expected it to be challenged coming into this year and it is challenged. You remember that our lending business has a lot to do with consumer discretionary spending. And there’s not a lot of — it’s a tough environment to be selling discretionary, high-cost items. So we expect it to be tough and it’s tough.

Mike Hayford—Metavante Technologies—President and COO

Well Tim—we have a software business that focuses on mortgage, mortgage origination and then indirect lending, primarily in the Canadian market, and that is what Tim is referring to. It’s a small business. It’s primarily software-oriented. We’re actually making the transition to ASP, connected to the rest of our customer base. But that’s after businesses has slowed down, as we expected.

John Kraft—D.A. Davidson—Analyst

Yes, but the mortgage piece is the application piece, and that is software as well?

Mike Hayford—Metavante Technologies—President and COO

What Tim is referring to, it’s a business we have—software for mortgage origination. And yes, the software and services related to that have slowed down.

John Kraft—D.A. Davidson—Analyst

Got you. Okay, thanks. That’s all I have, guys. Thanks.

Tim Oliver—Metavante Technologies—Senior EVP and CFO

Sure, good to talk to you.

Operator

Kartik Mehta, FTN Equity Capital Markets.

Kartik Mehta—FTN Equity Capital Markets—Analyst

Good morning. I wanted to get your thoughts on, based on the behavior you are seeing from your customers, any thoughts on where you might see a turn in the discretionary spending? Are you seeing any signs where banks might start loosening up their budgets for such items? Or is it still just as tough and you think this will take a while?

Mike Hayford—Metavante Technologies—President and COO

Yes, you know—well, I would start with, again, if you look at our numbers, while we’ve had some slowdown and some very specific things that we have called out, in general, banks haven’t totally clammed up and shut down spending. So we, again, in community and regional banks, we continue to see the fundamentals of their business have held up pretty well. They haven’t been hit quite as bad on the balance sheet. And so they have continued to spend, and we’ve had some major projects that have kicked off in the back half of ‘08, that kicked off in the beginning of ‘09 and this quarter. And we continue to see the commitment on the banks to go forward with those projects.

So we have had, I think as we’ve described on past calls, we’ve had some limited slowdown in specific areas, but not huge slowdown.

So turning it back to your question, when is it going to pick back up? We actually—when is the banking environment, when does the economy, start to pick up? I think you can kind of read where people are looking at into next year. We are still relatively optimistic on ‘09, as you can tell by our guidance, that we continue to believe that we will hit the numbers we have out there.

And we continue to be pleasantly surprised and optimistic with the strength of, again, the regional banks, the community banks and their willingness to spend. And then, we have had, in the large segment institutions, the top 100 banks, the willingness to engage in dialogue and look at new ways to save money and leverage providers like Metavante or like FIS, has been better in this climate because of the challenges that they have. So we’re actually, again, we don’t want to be overly optimistic or upbeat because it is a tough market, but we are not quite as negative on the spending. We think the spending is holding up pretty good.

Kartik Mehta—FTN Equity Capital Markets—Analyst

And Frank, in your prepared remarks, you had talked about your conversations with customers in light of the merger with FIS. And it sounds like everybody is fairly positive. I’m wondering, did you have any concerns with your customers? And if so, what were those concerns with the combination of these two companies?

Mike Hayford—Metavante Technologies—President and COO

Well, I mean, concerns, absolutely not. The interesting thing was when we made the phone calls, and again, Frank wasn’t able to join us this morning. He’s actually doing calls with customers. But so when Frank and I went out and did phone calls or did visits, the interesting thing, which was—I don’t know, we were a little bit surprised by it—was most of our clients started with congratulations and this is great for Metavante, this is great for the Metavante team, this is great for us as a client. Because we had clients who literally—I had a couple on the phone—who were literally saying here’s all the stuff we get from you, Metavante, here’s things we know FIS has in their portfolio. We can’t wait to see you integrate that so we can get access to those products. So we have a very, very strong customer base, a very loyal customer base. And it’s been actually kind of exciting to hear them talk about what they see as the potential and the benefits of the combined entity. So we have been very pleasantly surprised on the client side.

Tim Oliver—Metavante Technologies—Senior EVP and CFO

It’s fair to say, Mike, once you told them that their core platform was safe and was going to be around for the long haul and once you told them that—given everything they could to make sure they talk to the same people—they like the people they talk to from Metavante, they like their client support team, and that that model should persist, that the rest of the conversation went very, very well.

Mike Hayford—Metavante Technologies—President and COO

Yes, I think the two key points, they all started with congratulations, we think this is great, and then they pointed out why it was great for them. Secondly, they were very interested in what happens to IBS or Bankway. And as we shared when we did the announcement on April 1, not only the Metavante cores but also the FIS cores, we’re not going to move anybody, we’re not going to force anybody to switch platforms. We’re going to continue to invest in our cores. So we made that very strong joint statement.

And then the last thing our customers asked us is what happens to the relationship model? What happens specifically to my relationship manager? And obviously that’s the connectivity to customers. And whether it’s Metavante or FIS, we have no interest in impacting or creating any change to that relationship with clients. So once we went through that with them—and, again, we’ve met directly in person and talked on the phone with literally hundreds of our clients, they’ve been very comfortable.

Kartik Mehta—FTN Equity Capital Markets—Analyst

So will the client who had Metavante products and FIS products have two relationship managers now or once the merger is complete? Or will that eventually just go down to one?

Mike Hayford—Metavante Technologies—President and COO

I think we have to work through that. But what I would say is you put it in the context, we have around 800 core clients. They have around 1600, so combined, we have about 2400. Core clients being for us it’s IBS and Bankway. And we have always stated in FIS in terms of the way they go to market, they’ve always stated that core relationship as an anchor is very strong, and so generally on the core relationship you have a very strong relationship, but we will have to go through. We’re not going to—the way we go to market, Metavante and FIS is very similar. Whether it’s a relationship site or whether it’s the selling side, we go as a single entity. We don’t go as multiple entities. We don’t have divisions that compete with each other, and that’s how we are planning to operate going forward.

Kartik Mehta—FTN Equity Capital Markets—Analyst

And just the last question, you had talked about bill payment volumes obviously being weak in January and then coming back in February and March. How would you compare the February and March bill payments or the current bill payment volumes to what was a year ago or what we would consider maybe a more normal time? Are they back to that level or is there still weakness to be compared year over year?

Tim Oliver—Metavante Technologies—Senior EVP and CFO

Well, we never break out any one particular payment product, so I wasn’t referring to bill pay; I was referring to our Payments portfolio in aggregate. But, those were year-over-year growth numbers I was giving you. So we saw significant year-over-year growth in all of our Payments products with the exceptions only of our merchant business and our government payments business.

Kartik Mehta—FTN Equity Capital Markets—Analyst

Thank you very much. I appreciate it.

Operator

John Williams, Macquarie Capital.

John Williams—Macquarie Capital—Analyst

Thanks for taking my call—my question, I should say. So you spoke about the headwinds that you are seeing in PSG. Just with regard to your products, your healthcare, your imaging businesses, I know you can’t specifically call it out, but I guess just curious to see what the additional color you might be able to add on that would be in terms of what you are seeing in the market.

Mike Hayford—Metavante Technologies—President and COO

Let me start on healthcare. So healthcare is still a market I would say in a little bit of its infancy, so it’s still an opportunity to go out and grab names and grab relationships. And then we expect in the future, just like we looked at, we got into bill pay back in ‘97, ‘98, and in that time frame, there were not a lot of transactions but you needed to get the relationships.

We see healthcare in a very similar place today. We have acquired a number of companies. We have built out some products. We have integrated that, and we’ve built a real strong team to go out and sell the market. And we are very excited about the deals we are winning. We won some great deals in ‘08. We have a great pipeline heading into ‘09. But we also recognized healthcare, it’s not about transaction growth and revenue growth right now, although we’re getting good growth, because it’s again, it’s not a huge business for us yet. But right now it’s all about staking a place on the relationships and getting the names and getting the accounts, because we think the growth will come. So healthcare we’re pretty excited about. Healthcare is not—it’s one part of the marketplace that’s just not being impacted by any downturn right now. What was the other side we—?

Tim Oliver—Metavante Technologies—Senior EVP and CFO

Image.

Mike Hayford—Metavante Technologies—President and COO

On the image side, so image, which has a high degree of software selling in it, just like the other softer parts of the market, we had some pretty good strength in the end of last year in image. And I think we talked on the call that we had some deals that had been put on hold literally for, in one case, a year and a half by an institution not taking it forward a large bank customer, top 25 bank. They signed a deal in the fourth quarter of last year. And they signed the deal because the return on that investment was so powerful, and now it’s very important for them to make those kind of investments. So image had a good ‘08 and we are expecting a good ‘09. Not a great ‘09. We think software and professional services, again, it’s going to be somewhat impacted. But image has held up quite well, actually.

Mike Hayford—Metavante Technologies—President and COO

And they continue to expand profitability as well after a tough year in 2007, a great recovery in 2008. Despite the tough revenue environment they continue to expand margin.

Mike Hayford—Metavante Technologies—President and COO

I will tell you on image, and we’re not really spending a lot of time talking about the combination. But the image, the combination with what FIS has on their side of the portfolio and their image footprint, we are extremely excited about how that business fits together.

John Williams—Macquarie Capital—Analyst

Right. And you did say $150 million in CapEx for the year?

Tim Oliver—Metavante Technologies—Senior EVP and CFO

Yes.

John Williams—Macquarie Capital—Analyst

And I guess what do you do in advance of the transaction? I’m sure there’s some synergies and things you will be able to cut and move around. So what do you do now for the next few months with regard to CapEx?

Tim Oliver—Metavante Technologies—Senior EVP and CFO

We will presume that we will be an independent company forever and we will act as if that’s the case. It’s—the last thing you want to do is not have this deal close and be disadvantaged in some way in the market because of your behavior and the success in the previous three months. So it’s business as usual for us.

John Williams—Macquarie Capital—Analyst

Okay. And one other thing. This had not been mentioned on the call. There’s no impact as far as the tax-free status of your spin goes, right, with this deal?

Tim Oliver—Metavante Technologies—Senior EVP and CFO

You can imagine that we would never would have had these discussions or gotten this far without tackling that issue.

John Williams—Macquarie Capital—Analyst

Okay. There hasn’t been any disclosure then on that or comments?

Tim Oliver—Metavante Technologies—Senior EVP and CFO

No, that was a comment. We don’t have a problem. It would be way too big a problem to even have thought about this had it not been worked out.

John Williams—Macquarie Capital—Analyst

Sure. Okay. Thanks, guys.

Operator

Thank you. There are no other questions at this time. I would like to hand the call over to Mr. Larsen for closing remarks.

Kirk Larsen—Metavante Technologies—Treasurer and VP of IR

Thank you, all, again for joining us this morning, and if there’s any follow-ups, feel free to give me a call. Thanks, again.

Operator

This concludes today’s conference call. At this time, you may now disconnect. Thank you.